Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-7166, 333 107491, 333-12372, 333-127393 and 333-145171) pertaining to the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan, the Digene Corporation Amended and Restated Equity Incentive Plan, the Digene Corporation Amended and Restated Omnibus Plan and the Digene Corporation Amended and Restated 1997 Stock Option Plan of our reports dated March 23, 2009, with respect to the consolidated financial statements and schedule of QIAGEN N.V. and the effectiveness of internal control over financial reporting of QIAGEN N.V., included in this Annual Report (Form 20-F) for the year ended December 31, 2008.

/s/ Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

Mannheim, Germany

March 23, 2009